Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

August 13, 2008	For immediate release

NEWS RELEASE

GREAT PANTHER ACHIEVES 488% INCREASE IN EARNINGS FROM MINING OPERATIONS

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) today reported revenues and earnings results for the three months ended June 30, 2008.

SECOND QUARTER HIGHLIGHTS

  488% increase in earnings from mining operations(1) to $1.8 million in the second quarter 2008 from $0.3 million for the second quarter 2007.

  135% increase in mineral sales revenue to $7.4 million for the three months ended June 30, 2008 from $3.1 million for the three months ended June 30, 2007.

  41% increase in total quarterly production to 436,072 silver equivalent ounces (Ag Eq oz) in the second quarter 2008 from 310,350 Ag Eq oz in the second quarter 2007.

  Overall cash operating cost per silver ounce(2) decreased by 7% from $11.14 in 2007 to $10.35 for the second quarter of 2008.

  Deep drilling at Cata Mine returned 15.94 metres @ 1,305g/t silver and 4.60g/t gold and discovered new base metal rich zone at depth of 600 metres.

  Molybdenum-rich skarn and replacement style Ag-Pb-Zn mineralization discovered at Mapimi Project in Durango.

  High grade silver-lead-zinc mineralization extended at Argentina Vein at Topia Mine in Durango. The 2008 mineral resource estimate comprises Measured & Indicated Mineral Resources of 153,373 tonnes at 501g/t Ag, 0.95g/t Au, 5.38% Pb and 4.85% Zn as well as 98,083 tonnes of 468g/t Ag, 0.97g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category.

(4)	“Earnings from mining operations” is defined as mineral sales less cost of sales (excluding amortization and depletion).
(5)	Cost per silver ounce is calculated net of by-product credits.

“We are very pleased to report continued record production and financial performance in the second quarter. These results exhibit how we are consistently improving our mining operations,” stated Robert Archer, Great Panther’s President and CEO. “In addition, our exploration successes at Guanajuato, Topia and Mapimi give us a strong sense of confidence in the Company’s future.”

“Newly acquired mobile equipment will enable us to extract more ore from the mines and deliver it to the Guanajuato plant. The plant has the capacity to double the output of the previous quarter,” added Kaare Foy, Great Panther’s Executive Chairman.

Results for the three months ended June 30, 2008 may be viewed on SEDAR and the Company’s website www.greatpanther.com.

For further information, please contact Robert Archer or Kaare Foy at 604-608-1766.

ON BEHALF OF THE BOARD

“Robert A. Archer”	“Kaare G. Foy”

Robert A. Archer	Kaare G. Foy
President & CEO	Executive Chairman

ABOUT GREAT PANTHER RESOURCES LIMITED

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work. Great Panther is one of the fastest growing primary silver producers in Mexico with strong leverage to future rises in the price of silver. The Company owns a 100% interest in two operating mines and two high quality exploration projects in Mexico, and employs almost 600 people. With strong, established local management and infrastructure, Great Panther's immediate goal is to realize positive cash flow through progressively increasing production.

FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.